UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2007
November 7, 2007. Medellín, Colombia — Today, BANCOLOMBIA S.A. (“BANCOLOMBIA” or the “Bank”) (NYSE: CIB) announced its financial results for the third quarter of fiscal year 2007, ended September 30, 20071.

CONSOLIDATED BALANCE SHEET	Quarter
AND INCOME STATEMENT	Proforma	Proforma		Growth
(Ps millions)	3Q 06	2Q 07	3Q 07	3Q 07 / 2Q 07	3Q 07 / 3Q 06
ASSETS
Loans and financial leases, net	28,467,140	31,110,145	34,188,333	9.89%	20.10%
Investment securities, net	6,861,448	5,517,317	5,331,636	-3.37%	-22.30%
Other assets	6,933,817	8,383,636	9,163,991	9.31%	32.16%

Total assets	42,262,405	45,011,098	48,683,960	8.16%	15.19%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	26,285,109	29,540,131	30,641,803	3.73%	16.57%
Non-interest bearing	4,048,438	4,499,236	4,647,520	3.30%	14.80%
Interest bearing	22,236,671	25,040,895	25,994,283	3.81%	16.90%
Other liabilities	11,923,889	11,902,250	13,274,738	11.53%	11.33%
Total liabilities	38,208,998	41,442,381	43,916,541	5.97%	14.94%
Shareholders’ equity	4,053,407	3,568,717	4,767,419	33.59%	17.62%

Total liabilities and shareholders’ equity	42,262,405	45,011,098	48,683,960	8.16%	15.19%

Interest income	1,036,919	1,152,435	1,242,684	7.83%	19.84%
Interest expense	389,524	463,861	526,607	13.53%	35.19%
Net interest income	647,395	688,574	716,077	3.99%	10.61%
Net provisions	(106,478)	(123,212)	(192,709)	56.40%	80.98%
Fees and income from service, net	273,584	271,361	283,549	4.49%	3.64%
Other operating income	1,819	47,291	95,682	102.33%	5160.14%
Operating expense	(541,494)	(571,322)	(550,826)	-3.59%	1.72%
Non-operating income, net	(33,617)	11,310	13,967	23.49%	141.55%
Income tax expense	(52,689)	(82,703)	(49,007)	-40.74%	-6.99%

Net income	188,520	241,299	316,733	31.26%	68.01%

[1]
This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP, and are stated in nominal terms and have not been audited. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” There have been no changes to the Bank’s principal accounting policies in the 3Q2007. The statements of income for the 3Q2007 are not necessarily indicative of the results that may be expected for the entire year or any other future interim period. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Bancolombia would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma combined condensed financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs currently expected to result from the acquisition of Banagrícola. No assurance can be given that any such savings or other expected benefits of the acquisition will in fact take place, whether at the level of management’s current expectations or at all.
Any reference to BANCOLOMBIA must be understood as referring to the Bank together with its affiliates, unless otherwise specified.
Representative Market Exchange Rate: September 30, 2007     Ps 2,023.19 = US$ 1     Average exchange rate September 2007 Ps 2,097.84 = US$ 1

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan Esteban Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 5108668	Tel.: (574) 5108666	Tel.: (574) 5108866

3Q07
1.	HIGHLIGHTS:
•
This is the second time BANCOLOMBIA has released consolidated results since the acquisition of BANAGRÍCOLA S.A. (“BANAGRICOLA”) that took place during the second quarter of 2007. This report contains pro forma figures for the second quarter of the present year and pro forma figures for the third quarter of 2006 as if the acquisition had taken place on June 30, 2006. All references to numbers for periods prior to second quarter of 2007 were derived from such pro forma consolidated financial statements and are used herein for the purpose of comparison. Some assumptions were needed in order to complete the pro forma figures, the purchase transaction was simulated applying the same multiples, used on the acquisition, to the numbers that BANAGRICOLA had at that time and an issuance of subordinated bonds and preferred shares were simulated keeping a similar participation on the bank’s funding as they did in June 30 2007. BANCOLOMBIA’s management strongly recommends taking this into account before analyzing this financial report.

•
Net income for the quarter ended September 30, 2007, totaled Ps 316.7 billion, representing an increase of 31.3% when compared to Ps 241.3 billion pro forma for the second quarter of 2007. As of September 30, 2007, the net income for the first nine months of this year totaled Ps 764.4 billion, an increase of 44% when compared with the pro forma figure for the same period last year.

•
As of September 30, 2007, BANCOLOMBIA’s net loans and financial leases totaled Ps 34,188 billion, representing an increase of 9.9% when compared to Ps 31,110 billion for the second quarter of 2007 and an increase of 20.1% on a year-to-year basis from Ps 28,467 billion pro forma as of September 30, 2006.

•	Net interest income as of September 30, 2007, totaled Ps 2,021 billion representing a 38.0% increase as compared to the pro forma figures for the first nine months of 2006.

•
Allowances for Loan losses reached Ps 1,257 billion, increasing 12.5% over the quarter and 25.5% over the year on a pro forma basis. Net Provisions for the first nine months of this year increased significantly when compared with the pro forma figure for the same period of 2006 increasing 83.7%. This increase will be further analysed later on this report.

•
Asset quality measures continue to be on comfortable levels. As of September 30, 2007, BANCOLOMBIA’s ratio of past due loans to total loans was 2.77%, and the ratio of allowances to past due loans was 131.14%. On the other hand, C,D and E loans as a percentage of total loans was 2.64% as of September 30, 2007.

•
Annualized return on average shareholders equity as of September 30, 2007 is 24.4% and Efficiency measured as the ratio between operating expenses and net operating income was 55.4% for the same period.

3Q07
2.	CONSOLIDATED BALANCE SHEET
2.1.	Assets

BANCOLOMBIA’s total assets reached Ps 48,684 billion as of September 30, 2007, up 15.2% when compared to Ps 42,262 billion pro forma as of September 2006. This growth is mainly due to the Ps 5,721 billion increase in net loans and financial leases estimated from the pro forma mentioned above.

2.1.1.	Loan Portfolio

Total loans and financial leases represented 70.2% of assets as of September 30, 2007, amounting Ps 34,188 billion, a 9.89% increase when compared to June 30, 2007 and a 20.1% increase when compared to the pro forma figures as of September 30, 2006. Dynamic Loan portfolio growth continues among all segments as a result of the good performance of Colombian economy, the Bank’s primary market.

Corporate loans were the most dynamic segment over the quarter, reaching Ps 17,871 billion as of September 30, 2007, representing a 12.9% increase as compared to Ps 15,835 billion as of June 30, 2007 and a 16.9% increase as compared to Ps 15,288 billion pro forma as of September 30, 2006.

Retail and small and medium-sized enterprise (“SME”) loans amounted to Ps 10,224 billion as of September 30, 2007, representing an 8.2% increase as compared to Ps 9,447 billion as of June 30, 2007 and a 32.5% increase as compared to Ps 7,714 billion pro forma as of September 30, 2006.

Financial leases amounted to Ps 4,333 billion as of September 30, 2007, representing an increase of 8.6% as compared to June 30, 2007, and an increase of 29.8% as compared to the pro forma figures as of September 30, 2006.

Mortgage loans, amounted to Ps 3,017 billion as of September 30, 2007. The increase in mortgage loans including past securitizations was 7.0% and 23.8% when compared to June 30, 2007 and the pro forma figures as of September 30, 2006 respectively. BANCOLOMBIA securitized Ps 289 billion mortgage loans on July 4, 2007. It is important to highlight that the bank purchases some of the securities product of these securitizations, which account for debt investment securities on the investment portfolio. This does not represent an increase on the risk appetite of the Bank as these securities are backed by mortgage loans originated by BANCOLOMBIA, therefore, meeting the Bank’s credit risk standards.

3Q07

LOAN PORTFOLIO	As of			Growth
(Ps millions)	30-Sep-06	30-Jun-07	30-Sep-07	Sep-07/Jun-07	Sep-07/Sep-06
	Proforma
CORPORATE
Working capital loans	13,806,340	14,058,294	15,719,266	11.81%	13.86%
Loans funded by domestic development banks	493,854	608,272	852,098	40.09%	72.54%
Trade Financing	817,328	945,679	1,002,428	6.00%	22.65%
Overdrafts	110,658	145,706	140,692	-3.44%	27.14%
Credit Cards	59,504	76,867	156,576	103.70%	163.14%

TOTAL CORPORATE	15,287,684	15,834,818	17,871,060	12.86%	16.90%

RETAIL AND SMEs
Working capital loans	2,039,747	2,680,255	2,874,562	7.25%	40.93%
Personal loans	3,255,735	3,780,146	3,554,436	-5.97%	9.17%
Loans funded by domestic development banks	383,801	439,583	553,915	26.01%	44.32%
Credit Cards	926,065	1,126,592	1,701,169	51.00%	83.70%
Overdrafts	166,404	218,921	234,653	7.19%	41.01%
Automobile loans	861,847	1,121,268	1,214,440	8.31%	40.91%
Trade Financing	80,239	80,230	90,820	13.20%	13.19%

TOTAL RETAIL AND SMEs	7,713,838	9,446,995	10,223,995	8.22%	32.54%

MORTGAGE	3,129,387	2,955,711	3,017,151	2.08%	-3.59%

FINANCIAL LEASES	3,337,680	3,989,953	4,332,769	8.59%	29.81%

Total loans and financial leases	29,468,589	32,227,477	35,444,975	9.98%	20.28%
Allowance for loan losses and financial leases	(1,001,449)	(1,117,332)	(1,256,642)	12.47%	25.48%

Total loans and financial leases, net	28,467,140	31,110,145	34,188,333	9.89%	20.10%

2.1.2.	Investment Portfolio

As of September 30, 2007, BANCOLOMBIA’s net investment securities amounted to Ps 5,332 billion, representing a decrease of 3.4% when compared to June 30, 2007, and a decrease of 22.3% when compared to the pro forma figures as of September 30, 2006. As of September 30, 2007, investments in debt securities represented 97.0% of BANCOLOMBIA’s net investment securities.

BANCOLOMBIA’s investments in debt securities amounted to Ps 5,174 billion (10.6% of total assets) by the end of the third quarter, decreasing 3.5% when compared to June 30, 2007 when such investments amounted to Ps 5,363 billion (11.9% of total assets) and 22.5% as compared to the pro-forma figures as of September 30, 2006, when such investments amounted to Ps 6,676 billion (15.8% of total assets). As explained in previous quarters the low exposure in debt securities is a result of the growth in the loan.

The next table discloses the composition of the portfolio by type of issuer where TIPS is the name given in Colombia to the mortgage backed securities, which are originated by BANCOLOMBIA according to its credit policies.

	Govertment	Govertment	MBS	Corporate
Debt Securities	(Colombia)	(Others)	(TIPS)	(Others)
Trading	14%	4%	8%	5%
Available for sale	16%	0%	3%	15%
Held to Maturity	10%	12%	7%	7%

Total	40%	16%	18%	27%

3Q07
2.1.3.	Asset Quality

As of September 30, 2007, the Bank’s past due loans accounted for 2.77% of total loans. Loans classified as C, D and E comprised 2.64% of total loans. In addition, the ratio of allowances to past due loans at the end of the quarter was 131.14%, while the ratio of allowances to loans classified as C, D and E at the end of the quarter was 137.44%.

LOANS AND FINANCIAL LEASES CLASSIFICATION	As of 30-Sep-06		As of 30-Jun-07		As of 30-Sep-07
(Ps millions)	Proforma
¨A¨ Normal	27,852,177	94.4%	30,307,013	94.1%	33,732,877	95.1%
¨B¨ Subnormal	843,051	2.9%	1,101,821	3.4%	776,157	2.2%
¨C¨ Deficient	283,384	1.0%	260,297	0.8%	248,459	0.7%
¨D¨ Doubtful recovery	284,414	1.0%	295,430	0.9%	456,216	1.3%
¨E¨ Unrecoverable	205,563	0.7%	262,916	0.8%	231,266	0.7%

Total	29,468,589	100%	32,227,477	100%	35,444,975	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	2.6%		2.5%		2.6%

	As of
ASSET QUALITY	Proforma			Growth
(Ps millions)	30-Sep-06	30-Jun-07	30-Sep-07	3Q 07 / 2Q 07	3Q 07 / 3Q 06
Total performing past due loans (1)	452,232	387,295	435,868	12.54%	-3.62%
Total non-performing past due loans	321,038	486,762	544,985	11.96%	69.76%
Total past due loans	773,270	874,057	980,853	12.22%	26.84%
Allowance for loans and accrued interest losses	1,014,792	1,133,380	1,286,330	13.50%	26.76%
Past due loans to total loans	2.62%	2.71%	2.77%
Non-performing loans as a percentage of total loans	1.09%	1.51%	1.54%
“C”, “D” and “E” loans as a percentage of total loans	2.62%	2.54%	2.64%
Allowances to past due loans (2)	131.23%	129.67%	131.14%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	131.22%	138.45%	137.44%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	316.10%	232.84%	236.03%
Allowance for loan and accrued interest losses as a percentage of total loans	3.44%	3.52%	3.63%
Percentage of performing loans to total loans	98.91%	98.49%	98.46%

(1)
Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Once interest is unpaid on accrual loans for a longer period than is specified above, the loan is classified as non-performing. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date.

(2)	Allowance means allowances for loan and accrued interest losses
2.2.	Liabilities

As of September 30, 2007, BANCOLOMBIA’s total deposits amounted to Ps 30,642 billion, representing an increase of 3.7% as compared to June 30, 2007, and an increase of 16.6% as compared to the pro forma figures as of September 30, 2006. The composition of the deposits did not change much on this quarter. However time deposits increased their share over total deposits to 42.3%. and savings deposits, observed a slight decrease representing 38.3% of total deposits. Checking accounts and other represented 17.9% and 1.6% respectively of the total deposits.

3Q07

	sep-06	Part .	jun-07	Part .	sep-07	Part .
Checking accounts	5.175.363	19,7%	5.206.905	17,6%	5.472.186	17,9%
Time deposits	10.190.834	38,8%	12.045.703	40,8%	12.952.902	42,3%
Savings deposits	10.563.713	40,2%	11.938.893	40,4%	11.737.909	38,3%
Other	355.199	1,4%	348.630	1,2%	478.806	1,6%

Total Deposits	26.285.109	100%	29.540.131	100%	30.641.803	100%

As of September 30, 2007, checking accounts and time deposits increased 23.4% and 7.5%, respectively as compared to June 30, 2007, whereas savings deposits decreased 1.7% on the same period. When compared to the pro forma figures as of September 30, 2006, savings deposits and time deposits increased 11.1% and 27.1% respectively, whereas checking accounts decreased 12.0% on the same period. The dynamic observed is highly influenced by the marginal reserve requirement imposed by the Colombian central bank on the first quarter of this year, which requires a marginal reserve of 27% on checking and savings accounts and 5% on marginal time deposits, producing a logical preference for time deposits over other kind of deposits.

2.3.	Shareholders’ Equity

As of September 30, 2007 BANCOLOMBIA’s shareholders’ equity amounted to Ps 4,767 billion, representing an increase of 33.6% when compared to June 30, 2007. The increase is mainly explained by the stock issuance that took place on July. As a result of the issuance of 59,999,998 preferred shares the Bank increased its capital on an aggregate amount of Ps 927.6 billion.

Unrealized losses on available-for-sale debt securities amounted to Ps 33.8 billion as of September 30, 2007. This result is due to the price decrease of Colombian government and corporate bonds.

Also as of September 30, 2007, the Bank’s consolidated ratio of technical capital to risk-weighted assets was 13.28%, a major increase from the 11.85% as of June 30, 2007, and an even bigger increase from the 11.24% pro forma as of September 30, 2006. This increase was due particularly to the capital increase that took place during the month of July.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS	Proforma
Consolidated (Ps millions)	Sep-06	Jun-07	Sep-07
Basic capital (Tier I)	3,692,370	3,382,308	4,526,042
Additional capital (Tier II)	495,858	1,297,599	1,124,654
Technical capital (1)	4,188,228	4,679,907	5,650,696
Risk weighted assets included market risk	37,268,789	39,507,368	42,549,517

CAPITAL ADEQUACY (2)	11.24%	11.85%	13.28%

(1)	Technical capital is the sum of basic capital and additional capital

(2)	Capital Adequacy is technical capital divided by risk weighted assets

3Q07
3.	INCOME STATEMENT

Despite higher provision charges BANCOLOMBIA’s net income presented solid results for the third quarter of the present year amounting Ps 316.7 billion on the period ended September 30, 2007, this figure represents an increase of 31.3% when compared to Ps 241.3 billion for the previous quarter and 68.0% when compared to Ps 188.5 billion pro forma for the third quarter of 2006.

3.1.	Net Interest Income

Interest on loans totaled Ps 971.4 billion for the third quarter of 2007, increasing 12.0% when compared to Ps 866.9 billion pro forma for the previous quarter and 33.4% when compared to Ps 728.3 billion pro forma for the third quarter of 2006.

The interest derived from the financial leases reached Ps 148.8 billion on the quarter increasing 12.3% over the quarter and 50.6% over the year in a demonstration of the good dynamic shown by this business line.

Interest on investment securities amounted to Ps 93.0 billion, which represents a decrease of 21.2% when compared to the previous quarter and a decrease of 50.7% when compared to the third quarter pro forma figures of 2006. This is a consequence of a lower investment securities amount, combined with lower Colombian bond prices on the third quarter. This decrease is even more noticeable when the figures are compared with the performance of the third quarter of last year when Colombian bond’s prices had some appreciation as they recovered part of the losses presented on the second quarter of 2006.

The total interest income had a solid performance increasing 7.8% when compared to last quarter’s results and 19.8% when compared with the third quarter of 2006. This growth can be explained mainly by the loan portfolio growth, the higher interest rates that the Bank captures through the variable rate portfolio and the re-pricing of short terms loans and was partly offset by the interest of investment securities for the reasons explained above.

Interest expenses increased 13.5% over the quarter and 35.2% over the year as deposits interest rates catch up with the tightening cycle. However it is important to highlight that despite that fact, net interest margin remains above the levels seen during the year 2006, what can be understood comparing the growth on theirs accumulated figures for the nine months period; total interest income increased 34.8% over the year while total interest expense increase at a lower pace being up a 30.5% over the same period.

Net interest margin was 6.99% when calculated for the quarter and 6.76% when calculated for the first nine months of 2007. BANCOLOMBIA expects net interest margin to be reduced in a moderate pace as competition for funding would keep adding pressure on the cost of deposits in Colombia, BANCOLOMBIA’s biggest market.

3.2.	Provisions

During the third quarter of 2007, provisions for loan and interest losses amounted to Ps 203.0 billion, increasing 35.4% compared to the pro forma figures for the previous quarter and 62.4% when compared with the third quarter of 2006.

To analyze the behavior of provisions charges is necessary to make an overview of, Colombia’s regulatory evolution on the matter, which is the one applied for the consolidated results of BANCOLOMBIA, meaning that even BANAGRÍCOLA’s provision charges are calculated under these requirements[2].

3Q07
3.2.1. Colombia’s regulatory frame
The Bank establishes its loan allowances by classifying its loan portfolio according to the classification system determined by Colombia’s Superintendency of Finance, which depends on the past due days of the obligation and the credit category of such a loan. After the obligation is classified, the Bank applies to each such classification the allowance percentage formula, also as specified by Colombia’s Superintendency of Finance.
Additionally, Colombia’s Superintendency of Finance has required institutions subject to its supervision to develop a credit risk management system (Sistema de Administración de Riesgo Crediticio — “SARC”). Consequently, the Bank must establish, policies, methodologies, processes and structures to evaluate, rate, monitor, and control its credit risk, which include developing models to calculate an adequate level of provisions. Colombia’s Superintendency of Finance defined the required characteristics internal credit risk models must meet when evaluating the expected losses of the loan portfolio and established reference models, which must be used by financial institutions while the use of their internal models is approved. The reference models will be implemented by stages depending on the credit categories, the model for commercial loans is in place since July 1st 2007, and the model for consumer loan portfolio should be applied beginning on July 2008. Reference models for mortgage and small business loans have not yet been released.
Both internal and reference models require the quantification of expected losses through the following factors:
•	Probability of default.

•	Exposure at default.

•	Loss given Default.
3.2.2. Source of provisions charges variation on the quarter
During 2007, the Bank has made the necessary adjustments to fulfill the requirements established by Colombia’s Superintendency of Finance, including the application of the reference model when calculating provisions for commercials loans, implemented for the first time on the third quarter 2007. As a result of this implementation, the provision charges increased on the quarter to meet the parameters of the model. Additionally, the general provision charges related to this credit category were replaced with individual provisions producing a tax benefit as individual provisions are tax deductible, while general provisions are not. This situation explains the decrease presented on income tax expenses for the quarter.
Additionally, there has been some changes on the quarter concerning the applicable allowance percentage formula for consumer loans which increased these percentages for the loans classified as “A” and “B”. Since these changes have to be applied to the whole consumer loan portfolio, producing an increase on provisions, Colombia’s Superintedency of Finance permitted banks to adjust their allowances on one year. Nonetheless, the Bank’s management decided to apply the whole adjustment on the third quarter 2007.

[2]
Additional information can be found on the form 20 –F for 2006, item 4 section E.3, that can be downloaded from BANCOLOMBIA investor relations website: http://www.grupobancolombia.com/investorRelations/index.asp. Superintendency of finance’s External Circular 039 of june, 2007, Superintendency of finance’s External Circular 040 of june, 2007.

3Q07

The adjustment of BANAGRÍCOLA’s allowances to Colombia’s regulatory frame has continued, meaning additional non recurrent provisions on the third quarter of 2007, beside the recurrent provisions derived from its operation. It should be noted that these non recurrent provisions are only charged for consolidation purposes.

In short, beside the current provisions charges due to the normal development of the credit business, the variation on provisions charges on the quarter are explained in a good extent to the implementation of the legal requirements on the subject. Specifically, the application of the reference model for commercial loans and the changes on the applicable percentage of allowances for consumer loans and the provisions generated from BANAGRICOLA’s allowances adjustment to Colombian regulation, combined with the loan growth and its direct effect on provisions charged on the period.

3.3.	Fees and Income from Services

Net fees and income from services amounted to Ps 283.55 billion during the third quarter of 2007, increasing 4.5% when compared to the pro forma figures for the second quarter of 2007. It is important to highlight this good performance on the quarter’s figure as the annualized rate of increase has returned to levels not seen in recent quarters. On the other hand, the year over year comparison, was affected by the sale of ALMACENAR S.A., as the bank is no longer accounting any income from its warehouse services. Additionally, brokerages fees have not had the performance expected this year.

During the third quarter of 2007, BANCOLOMBIA’s accumulated unconsolidated credit card billing increased 32.8%, resulting in a 22.5% market share of the Colombian credit card business. In addition, the number of outstanding credit cards issued by BANCOLOMBIA increased 25.2%, resulting in a 15.9% market share.

ACCUMULATED CREDIT CARD BILLING			%	2007
(Millions of pesos as of September 30, 2007)	September-06	September-07	Growth	Market Share
Bancolombia VISA	764,809	1,042,111	36.26%	7.44%
Bancolombia Mastercard	1,148,472	1,426,638	24.22%	10.18%
Bancolombia American Express	462,701	686,136	48.29%	4.90%
Total Bancolombia	2,375,982	3,154,884	32.78%	22.52%

Colombian Credit Card Market	11,342,122	14,007,441	23.50%

Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2007
(Outstanding credit cards as of September 30, 2007)	September-06	September-07	Growth	Market Share
Bancolombia VISA	225,827	287,666	27.38%	5.65%
Bancolombia Mastercard	285,188	335,430	17.62%	6.59%
Bancolombia American Express	134,081	184,701	37.75%	3.63%
Total Bancolombia	645,096	807,797	25.22%	15.87%

Colombian Credit Card Market	4,277,497	5,088,776	18.97%

Source: Credibanco y Redeban multicolor
3.4.	Other Operating Income

Total other operating income amounted to Ps 95.7 billion during the third quarter of 2007, increasing 102.3% when compared to the pro forma figures for the second quarter of 2007. This solid performance is mainly due to trading gains on foreign exchange operations and forward contracts.

3Q07
3.5.	Operating expenses and efficiency ratios

BANCOLOMBIA’s total operating expenses decreased 4.4% as compared to the pro forma figures from the previous quarter, amounting to Ps 531.43 billion, which also represents a 3.7% increase as compared to Ps 512.41 billion for the third quarter 2006 pro forma.

Personnel related expenses understood as the sum of salaries and employee benefit, Bonus plan payments and compensation decreased 1.3% over the quarter and increased 9.7% over the year when compared with the pro forma figures for second quarter of 2007 and third quarter of 2006 respectively. Administrative and other expenses decreased 5.2% on the quarter and increase 2.5% when compared to last year’s third quarter pro forma number for that line of expense.

BANCOLOMBIA’s ratio of operating expenses to net operating income improved reaching 50.3% when compared with the pro forma figures ratio of 56.72% from the previous quarter and 58.7% on last years pro forma figures. On a nine-month accumulated basis, the income efficiency ratio reached 55.3%.

The Bank’s efficiency measured as operating expenses over average total assets was 4.70% as compared to the 5.07% from the pro forma figures of the previous quarter and 4.89% during the first nine months of 2007.

PRINCIPAL RATIOS	Quarter			As of
	3Q 06(1)	2Q 07(2)	3Q 07(3)	Sep-06(4)	Sep-07(5)
PROFITABILITY	Proforma	Proforma		Proforma
Net interest margin (6)	6.93%	7.02%	6.99%	5.23%	6.76%
Return on average total assets (7)	1.77%	2.14%	2.70%	1.66%	2.24%
Return on average shareholders’ equity (8)	18.99%	25.21%	28.81%	17.82%	24.35%

EFFICIENCY
Operating expenses to net operating income (9)	58.68%	56.72%	50.29%	62.17%	55.35%
Operating expenses to average total assets	5.09%	5.07%	4.70%	4.77%	4.89%

CAPITAL ADEQUACY
Shareholders’ equity to total assets	9.59%	7.93%	9.79%
Technical capital to risk weighted assets	11.24%	11.85%	13.28%

(1)	Calculated taking into account an average between the figures as of June 2006 and as of September 2006

(2)	Calculated takin into account an average between the figures as of March 2006 and as of June 2006

(3)	Calculated taking into account an average between the figures of June 2007, July 2007, August 2007 and September 2007

(4)	Calculated with the figures at the end of September 2006

(5)	Calculated with the average of Dec-06, Mar-07, Jun-07, Sep-07

(6)	Net interest income divided by monthly average interest-earning assets

(7)	Net income by monthly average assets

(8)	Net income by monthly average shareholders’ equity

(9)	Operating expenses divided by monthly average assets

3Q07

BALANCE SHEET	Proforma
				Last
(Millones de pesos)	Sep-06	Jun-07	Sep-07	Quarter	Annual
ASSETS
Cash and due from banks	2,629,746	3,405,203	2,846,131	-16.42%	8.23%
Overnight funds sold	394,873	513,713	1,691,508	229.27%	328.37%

Total cash and equivalents	3,024,619	3,918,916	4,537,639	15.79%	50.02%

Debt securities	6,675,601	5,363,253	5,173,644	-3.54%	-22.50%
Trading	2,567,227	1,999,470	1,745,887	-12.68%	-31.99%
Available for Sale	1,980,665	1,447,851	1,549,168	7.00%	-21.79%
Held to Maturity	2,127,709	1,915,932	1,878,589	-1.95%	-11.71%

Equity securities	256,764	231,115	235,401	1.85%	-8.32%

Trading	54,005	70,613	77,272	9.43%	43.08%
Available for Sale	202,759	160,502	158,129	-1.48%	-22.01%
Market value allowance	-70,917	-77,051	-77,409	0.46%	9.15%

Net investment securities	6,861,448	5,517,317	5,331,636	-3.37%	-22.30%

Commercial loans	18,204,824	19,581,261	21,789,482	11.28%	19.69%
Consumer loans	4,677,851	5,569,558	6,189,229	11.13%	32.31%
Small business loans	118,847	130,994	116,344	-11.18%	-2.11%
Mortgage loans	3,129,387	2,955,711	3,017,151	2.08%	-3.59%
Finance lease	3,337,680	3,989,953	4,332,769	8.59%	29.81%
Allowance for loan losses	-1,001,449	-1,117,332	-1,256,642	12.47%	25.48%

Net total loans and financial leases	28,467,140	31,110,145	34,188,333	9.89%	20.10%

Accrued interest receivable on loans	277,793	326,995	400,825	22.58%	44.29%
Allowance for accrued interest losses	-13,343	-16,048	-29,688	85.00%	122.50%

Net total interest accrued	264,450	310,947	371,137	19.36%	40.34%

Customers’ acceptances and derivatives	132,016	237,126	178,461	-24.74%	35.18%
Net accounts receivable	470,638	625,336	676,696	8.21%	43.78%
Net premises and equipment	872,847	885,393	806,688	-8.89%	-7.58%
Foreclosed assets, net	56,719	40,688	27,893	-31.45%	-50.82%
Prepaid expenses and deferred charges	99,956	119,440	133,953	12.15%	34.01%
Goodwill	740,752	873,854	917,025	4.94%	23.80%
Operating leases, net	160,077	345,446	414,959	20.12%	159.22%
Other	730,782	662,265	739,947	11.73%	1.25%
Reappraisal of assets	380,961	364,225	359,593	-1.27%	-5.61%

Total assets	42,262,405	45,011,098	48,683,960	8.16%	15.19%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,048,438	4,499,236	4,647,520	3.30%	14.80%
Checking accounts	3,693,239	4,150,606	4,168,714	0.44%	12.87%
Other	355,199	348,630	478,806	37.34%	34.80%
Interest bearing	22,236,671	25,040,895	25,994,283	3.81%	16.90%
Checking accounts	1,482,124	1,056,299	1,303,472	23.40%	-12.05%
Time deposits	10,190,834	12,045,703	12,952,902	7.53%	27.10%
Savings deposits	10,563,713	11,938,893	11,737,909	-1.68%	11.12%
Total deposits	26,285,109	29,540,131	30,641,803	3.73%	16.57%
Overnight funds	1,672,061	1,882,290	2,127,637	13.03%	27.25%
Bank acceptances outstanding	78,987	57,071	52,378	-8.22%	-33.69%
Interbank borrowings	2,461,016	1,752,518	1,170,339	-33.22%	-52.44%
Borrowings from domestic development banks	2,505,204	2,780,660	3,270,537	17.62%	30.55%
Accounts payable	938,196	1,573,156	2,191,160	39.28%	133.55%
Accrued interest payable	249,172	228,875	269,085	17.57%	7.99%
Other liabilities	495,531	486,007	479,070	-1.43%	-3.32%
Bonds	2,721,872	2,438,909	2,937,268	20.43%	7.91%
Accrued expenses	511,779	516,710	606,235	17.33%	18.46%
Minority interest in consolidated subsidiaries	290,071	186,054	171,029	-8.08%	-41.04%

Total liabilities	38,208,998	41,442,381	43,916,541	5.97%	14.94%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	383,446	365,375	393,914	7.81%	2.73%
Retained earnings	3,051,109	2,612,363	3,789,802	45.07%	24.21%
Appropiated	2,520,448	2,164,669	3,025,375	39.76%	20.03%
Unappropiated	530,661	447,694	764,427	70.75%	44.05%

Reappraisal and others	615,511	614,218	617,514	0.54%	0.33%
Gross unrealized gain or loss on debt securities	3,341	-23,239	-33,811	45.49%	-1112.00%

Total shareholder’s equity	4,053,407	3,568,717	4,767,419	33.59%	17.62%

3Q07

INCOME STATEMENT	Proforma		Proforma	Proforma	Proforma		Proforma	Proforma
(Millones de pesos)	Sep-06	Sep-07	Sep-06/Sept-07	3Q 06	2Q 07	3Q 07	3Q 07/2Q 07	3Q 07/3Q 06
Interest income and expenses
Interest on loans	2,029,323	2,636,236	29.91%	728,303	866,944	971,352	12.04%	33.37%
Interest on investment securities	194,416	310,728	59.83%	188,733	118,077	92,996	-21.24%	-50.73%
Overnight funds	50,777	86,008	69.38%	21,100	34,922	29,540	-15.41%	40.00%
Leasing	273,670	401,735	46.80%	98,783	132,492	148,796	12.31%	50.63%

Total interest income	2,548,186	3,434,707	34.79%	1,036,919	1,152,435	1,242,684	7.83%	19.84%

Interest expense
Checking accounts	29,173	28,481	-2.37%	10,443	9,197	9,126	-0.77%	-12.61%
Time deposits	408,118	566,399	38.78%	145,138	185,162	219,594	18.60%	51.30%
Savings deposits	194,016	331,535	70.88%	75,302	117,569	119,021	1.24%	58.06%

Total interest on deposits	631,307	926,415	46.75%	230,883	311,928	347,741	11.48%	50.61%

Interbank borrowings	127,710	91,068	-28.69%	39,317	38,584	20,966	-45.66%	-46.67%
Borrowings from domestic development banks	135,970	192,806	41.80%	47,572	64,267	73,029	13.63%	53.51%
Overnight funds	74,966	92,570	23.48%	27,851	24,717	39,166	58.46%	40.63%
Bonds	113,706	110,882	-2.48%	43,901	24,365	45,705	87.58%	4.11%

Total interest expense	1,083,659	1,413,741	30.46%	389,524	463,861	526,607	13.53%	35.19%

Net interest income	1,464,527	2,020,966	37.99%	647,395	688,574	716,077	3.99%	10.61%
Provision for loan and accrued interest losses, net	(278,470)	(450,008)	61.60%	(124,989)	(149,901)	(203,047)	35.45%	62.45%
Recovery of charged-off loans	60,630	65,472	7.99%	20,905	21,995	24,222	10.13%	15.87%
Provision for foreclosed assets and other assets	(57,750)	(53,721)	-6.98%	(6,446)	(8,747)	(22,963)	162.52%	256.24%
Recovery of provisions for foreclosed assets and other assets	65,314	51,941	-20.47%	4,052	13,441	9,079	-32.45%	124.06%

Total net provisions	(210,276)	(386,316)	83.72%	(106,478)	(123,212)	(192,709)	56.40%	80.98%
Net interest income after provision for loans and accrued interest losses	1,254,251	1,634,650	30.33%	540,917	565,362	523,368	-7.43%	-3.24%

Commissions from banking services and other services	163,022	199,947	22.65%	60,173	63,042	75,196	19.28%	24.97%
Electronic services and ATM fees	70,007	58,081	-17.04%	23,947	18,227	20,955	14.97%	-12.49%
Branch network services	50,019	76,595	53.13%	16,068	25,251	25,869	2.45%	61.00%
Collections and payments fees	65,536	93,496	42.66%	22,471	31,148	32,937	5.74%	46.58%
Credit card merchant fees	9,524	28,106	195.11%	5,210	8,608	8,800	2.23%	68.91%
Credit and debit card annual fees	181,596	185,745	2.28%	62,434	63,161	66,000	4.49%	5.71%
Checking fees	44,981	49,646	10.37%	15,575	16,653	16,546	-0.64%	6.23%
Warehouse services (2)	52,731	—	-100.00%	18,719	—	—	0.00%	*
Fiduciary activities	44,303	49,956	12.76%	15,023	16,756	17,161	2.42%	14.23%
Pension plan administration	66,501	62,179	-6.50%	22,366	19,444	20,912	7.55%	-6.50%
Brokerage fees	53,163	42,488	-20.08%	16,125	15,696	12,539	-20.11%	-22.24%
Check remittance	17,283	16,798	-2.81%	5,958	5,338	5,672	6.26%	-4.80%
International operations	27,237	31,189	14.51%	10,136	10,270	10,357	0.85%	2.18%
Fees and other service income	845,903	894,226	5.71%	294,205	293,594	312,944	6.59%	6.37%

Fees and other service expenses	(51,613)	(73,255)	41.93%	(20,621)	(22,233)	(29,395)	32.21%	42.55%
Total fees and income from services, net	794,290	820,971	3.36%	273,584	271,361	283,549	4.49%	3.64%

Other operating income
Net foreign exchange gains	106,627	14,271	-86.62%	(50,126)	(68,951)	100,996	246.48%	301.48%
Forward contracts in foreign currency	(26,452)	69,706	-363.52%	30,952	80,763	(40,634)	-150.31%	-231.28%
Gains on sales of investments on equity securities	48,948	(15,224)	-131.10%	5,933	62	(101)	-262.90%	-101.70%
Gains on sale of mortgage loan	—	857	*	—	—	857	*	*
Dividend income	21,631	18,606	-13.98%	1,603	1,435	2,460	71.43%	53.46%
Revenues from commercial subsidiaries	31,223	66,369	112.56%	9,272	27,306	22,854	-16.30%	146.48%
Insurance income	(4,184)	1,493	-135.68%	294	1,812	(676)	-137.31%	-329.93%
Communication, postage, rent and others	11,957	19,200	60.58%	3,891	4,864	9,926	104.07%	155.10%

Total other operating income	189,750	175,278	-7.63%	1,819	47,291	95,682	102.33%	5160.14%

Total income	2,238,291	2,630,899	17.54%	816,320	884,014	902,599	2.10%	10.57%
Operating expenses
Salaries and employee benefits	575,346	618,026	7.42%	192,953	210,646	205,180	-2.59%	6.34%
Bonus plan payments	34,464	52,309	51.78%	14,630	17,511	17,545	0.19%	19.92%
Compensation	3,394	17,239	407.93%	1,669	4,279	6,826	59.52%	308.99%
Administrative and other expenses	711,599	799,584	12.36%	252,817	273,364	259,065	-5.23%	2.47%
Deposit security, net	49,535	36,831	-25.65%	20,131	12,022	12,515	4.10%	-37.83%
Donation expenses	1,388	2,395	72.55%	480	648	601	-7.25%	25.21%
Depreciation	83,444	92,891	11.32%	29,727	37,550	29,695	-20.92%	-0.11%

Total operating expenses	1,459,170	1,619,275	10.97%	512,407	556,020	531,427	-4.42%	3.71%

Net operating income	779,121	1,011,624	29.84%	303,913	327,994	371,172	13.16%	22.13%
Merger expenses	26,303	—	-100.00%	13,825	—	—	0.00%	*
Goodwill amortization (1)	36,741	50,716	38.04%	15,262	15,302	19,399	26.77%	27.11%
Non-operating income (expense)
Other income	108,646	101,160	-6.89%	18,845	29,598	37,003	25.02%	96.35%
Minority interest	(45,463)	(26,072)	-42.65%	(10,998)	(16,323)	(2,174)	-86.68%	-80.23%
Other expense	(78,396)	(46,908)	-40.17%	(41,464)	(1,965)	(20,862)	961.68%	-49.69%
Total non-operating income	(15,213)	28,180	-285.24%	(33,617)	11,310	13,967	23.49%	141.55%
Income before income taxes	700,864	989,088	41.12%	241,209	324,002	365,740	12.88%	51.63%
Income tax expense	(170,203)	(224,661)	32.00%	(52,689)	(82,703)	(49,007)	-40.74%	-6.99%

Net income	530,661	764,427	44.05%	188,520	241,299	316,733	31.26%	68.01%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 7, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance